Revised May 26, 2004

CODE OF BUSINESS CONDUCT AND ETHICS

(NASDAQ Listed Company)

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all officers, directors and employees1 of the Company. All of our Employees must conduct themselves in accordance with both the letter and the spirit of this Code and seek to avoid even the appearance of improper behavior. This Code should also be provided to and followed by the Company’s independent contractors, vendors and consultants.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation. All actual or perceived conflicts, whether of law, local custom or other policy should be brought to the attention of the General Counsel.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you become aware of a violation of this Code, or question whether a particular situation or proposed course of action may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.

1. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All Employees must respect and obey the applicable laws, rules and regulations of the cities, states and countries in which we operate. Although not all Employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

The Company holds information and training sessions to promote compliance with laws, rules and regulations, including, where applicable, insider-trading laws.

2. Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an Employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an Employee or members of his or her family receive improper personal benefits as a result of the Employee’s position in the Company. Loans to, or guarantees of obligations of, Employees and their family members create conflicts of interest and are against Company policy.

It is almost always a conflict of interest for an Employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant, board member, or employee. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

[1]	Hereinafter, unless the context dictates otherwise, “Employee” includes employees, officers and directors.

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Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear cut, so if you have a question, you should consult with higher levels of management or the Company’s General Counsel. Any Employee who becomes aware of a conflict or potential conflict should consult and follow the procedures described in Section 14 of this Code.

3. Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. This Code should be read in conjunction with the Company’s insider trading policy, as in effect from time to time, which contains more information and rules regarding these matters If you have any questions, please consult the Company’s General Counsel.

4. Corporate Opportunities

Employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No Employee may use corporate property, information, or position for personal gain, and no Employee may compete with the Company directly or indirectly. Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5. Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our services be designed to meet the legitimate needs of our customers.

The purpose of business entertainment and gifts in a commercial setting is to create a good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Employee, family member of an Employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor or the Company’s General Counsel any gifts or proposed gifts which you are not certain are appropriate.

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6. Discrimination and Harassment

The diversity of the Company’s Employees in a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples of prohibited conduct include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7. Health and Safety

The Company strives to provide each Employee with a safe and healthful work environment. Each Employee has responsibility for maintaining a safe and healthy workplace for all Employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs by Employees at any time is a violation of the Company’s policies.

8. Public Disclosure

It is the Company’s policy that the information in its public communications, including all SEC filings, be full, fair, accurate, timely and understandable. All Employees who are involved in the disclosure process, including the Chief Financial Officer and his staff, are responsible for acting in furtherance of this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company’s independent auditors. In addition, any Employee who has a supervisory role in the Company’s disclosure process has an obligation to discharge his or her responsibilities diligently.

9. Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many Employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the Company’s controller. Rules and guidelines are available from the Accounting Department.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

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Business records and communications often become public. We should, therefore, avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In the event of litigation or governmental investigation that could involve any particular records, however, none of such records should be destroyed and, in the event that any such records were in the process of being destroyed in the ordinary course of business in accordance with the Company’s policies, such destruction shall immediately cease and the Company’s General Counsel should be consulted immediately.

10. Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company and its customers, except when disclosure is authorized by the General Counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after an Employee’s employment ends.

11. Protection and Proper Use of Company Assets

All Employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, although incidental personal use may be permitted.

The obligation of Employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information violates Company policy. It could also be illegal and it could result in civil or even criminal penalties.

12. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s General Counsel can provide guidance to you in this area.

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13. Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or applicable stock exchange or trading market regulation.

14. Reporting any Illegal or Unethical Behavior and Compliance Guidelines

Any Employee who becomes aware of any existing or potential violation of this Code has an obligation to promptly notify the Company’s General Counsel or such other compliance officer as may be designated from time to time. Such communications will be kept confidential to the extent feasible, provided that any concern about questionable accounting or auditing matters submitted by an Employee will be kept confidential, and may be made anonymously, to the extent requested by the Employee. The Company will take such disciplinary or preventive actions as it deems appropriate to address any existing or potential violation of this Code brought to its attention. If the Employee is not satisfied with the Company’s response, or if there is reason to believe that notification to the General Counsel or other designated compliance officer is inappropriate in a particular case, the Employee or director should contact the Audit Committee of the Company’s Board of Directors. Employees are expected to cooperate in internal investigations of misconduct.

We must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance in most situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, contact the Company’s General Counsel or such other compliance officer as may be designated from time to time.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the extent possible. The Company does not permit retaliation of any kind against Employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.